Mail Stop 0408


								May 12, 2006






Mr. Li Fu
Chairman and President
Fushi International, Inc.
558 Lime Rock Road
Lakeville, Connecticut 06039


Re: 	Fushi International, Inc. (Formerly Parallel Technologies,
Inc.)
      Amendment No. l to Form SB-2
      Filed April 28, 2006
      File No. 333-131052



Dear Mr. Fu:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Amendment No. 1 to Form SB-2 Filed April 28, 2006

Recent Developments, page 3
1. We note your response to our comment 5 of our letter to you dated
February 10, 2006.  Please revise this section as follows:
* as we requested, revise your discussion, in paragraph number 4 on page 4, of your purchase of substantially all the assets of Dalian Fushi as follows:
o disclose the consideration that you paid (in U.S. dollars) to Dalian
Fushi;
o explain how you determined the purchase price;
o disclose whether an appraisal was conducted; and
o disclose the percentage of your stock beneficially owned at the time by Dalian Fushi; and
* as we requested, provide more detail, in paragraph number 5 on page
5, regarding the sale of series B convertible preferred stock, stock warrants and rights to purchase additional common stock including the following:
o the price per unit;
o the exercise price of the warrant;
o the nature of the "rights to additional issuances of common stock;"
and
o the agreement to with Chinamerica regarding selection of directors and officers.


Business, page 29
2. Please revise your discussion of your formation as "blank check entity" to disclose your history as a public company including but not limited to the following information:
* the SEC order issued against you in 2004 suspending trading in your stock because of your failure to file quarterly and annual reports including your failure to file annual reports from 1994 through 2003;
* the SEC order issued against you in 2004 revoking your registration based upon your continued failure to file quarterly and annual reports in violation of the U.S. District Court injunction; and
* when you re-registered with the SEC.

Management, page 65
3. Please revise the third paragraph to describe your agreement with
Chinamerica and certain investors regarding selection of directors and officers including the term of this agreement and any provision for termination of this requirement. Explain who Chinamerica is and the aggregate percentage of outstanding shares in your company held by its clients.


Certain Relationships and Related Transactions, page 68
4. Please provide the disclosure required by Item 404 regarding the following transactions:
* your consulting agreement with Mr. Little, your former director, president and majority shareholder;
* your Share Exchange Agreement with Mr. Fu, Dalian Fushi and
Kuhns
Brothers; and
* your Restructuring Agreements with Mr. Fu and Dalian Fushi.


Selling Shareholders, page 70
5. Please confirm to the staff that none of the selling shareholders is a broker-dealer or an affiliate of a broker-dealer.


Exhibit 5.1
6. Either delete the sentence about your not having an obligation to update, or refile the opinion immediately before effectiveness.

7. You can limit reliance on your opinion with regard to purpose, but not person. Please revise.


       * * * * * * * * * * * *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Matthew F. Komar at (202) 551-3781 or Joyce
A.
Sweeney at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact either
Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3448
with
any other questions.


						Sincerely,



						Mark Webb
						Legal Branch Chief



cc. 	Darren Ofsink, Esquire
      Guzov Ofsink, LLC
      600 Madison Avenue
      14th Floor
      New York, New York 10022




Mr. Li Fu
Fushi International, Inc.
May 12, 2006
Page 3